D O D G E & C O X

Investment Managers

Statement Regarding Dodge & Cox Positions in Nortel Networks

January 14, 2009

As of the close of business on January 13, 2009, neither the Dodge & Cox Funds nor any of the separately managed accounts managed by Dodge & Cox held Nortel Networks.

As of December 31, 2008, Dodge & Cox held a total of 15,105,986 shares of Nortel Networks common stock in the Dodge & Cox International Stock and Global Stock Funds. Nortel represented less than 0.1% of the total market value in each Fund. Nortel was not held by the other Dodge & Cox Funds.

As the macroeconomic environment continued to deteriorate in December, the challenges facing Nortel became more acute. As a result, we revisited our long-term investment thesis for the company and decided to sell the Funds’ positions in Nortel in their entirety.

For media inquiries please contact Steve Gorski at 415-274-9385.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

ESTABLISHED 1930

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